U.S. SECUR[barcode]MMISSION

02018468

FACING PAGE

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
8-28568

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ASSOCIATED SECURITIES CORP.

RECD S.E.C.
MAR 0 1 2001
519

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P. O. Box No.)*

5933 W. Century Blvd., Suite 900
(No. and Street)

Los Angeles	California	90045
(City)	*(State)*	*(Zip Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer	(310) 670-0800
(Name & Title)	*(Area Code - Telephone No.)*

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

350 S. Grand Avenue	Los Angeles.	California	90071
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Associated Securities Corp., as of December31, 2001, and for the year then ended, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NANETTE D. OVEJERA
Commission # 1332020
Notary Public - California
Los Angeles County
My Comm. Expires Nov 27, 2005

Notary Public

Signature
Treasurer

This report * contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not applicable).
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a Separate document).

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)
(SEC I.D. No. 8-28568)

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed in Accordance with Rule 17a-5(e)(3) as a **Public Document.**

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Associated Securities Corp.:

We have audited the accompanying statement of financial condition of Associated Securities Corp. (the "Company"), a wholly owned subsidiary of Associated Financial Group, Inc., as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Associated Securities Corp. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 8, 2002

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$2,559,337
Investments, at estimated fair value	1,724,301
Commissions receivable	644,691
Deferred tax asset	16,696
Other receivables	147,647
Property, net of accumulated depreciation of $440,875	687,806
Other assets	284,232
TOTAL	$6,064,710

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$1,014,300
Accounts payable and accrued expenses	149,009
Payable to Parent	544,990
Total liabilities	1,708,299
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, no par, with $1 stated value; 1,484 shares authorized, issued, and outstanding	630,000
Additional paid-in capital	930,000
Retained earnings	2,796,411
Total stockholder's equity	4,356,411
TOTAL	$6,064,710

See accompanying notes to statement of financial condition.

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Associated Securities Corp. (the "Company") was formed to operate as a nonclearing registered broker/dealer member of the National Association of Securities Dealers, Inc. The Company uses other brokers as clearing brokers on a fully disclosed basis. The Company's brokers sell investment and insurance products throughout the United States.

The Company is a wholly owned subsidiary of Associated Financial Group, Inc. (the "Parent"). The Parent is a wholly owned, indirect subsidiary of Pacific Life Insurance Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial condition of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents - The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Payable - Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Investments - Investments are recorded at estimated fair value.

Property - Property, which consists of equipment, furniture, and fixtures, and software, is recorded at cost and depreciated over the estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years.

Long-Lived Assets - In the event that facts and circumstances indicate that furniture, equipment, leasehold improvements, and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Securities Transactions - Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Securities transactions are recorded on a trade-date basis.

Direct Mutual Fund and Insurance Contracts - Customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis.

Income Taxes - The Company is included in federal and state income tax returns filed by Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense or benefit under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated income tax provision. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in benefit from income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition of changes in tax laws.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - Effective January 1, 2001, the Company adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133*, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses are reported based upon the hedge relationship, if such a relationship exists. Changes in the estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are reported in income. SFAS No. 138 made certain changes to the hedging provisions of SFAS No. 133. Adoption of SFAS No. 133, as amended, did not have a material impact on the Company's financial statements.

Effective April 1, 2001, the Company adopted the requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125*. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. Adoption of SFAS No. 140, as amended, did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has not yet finalized the quantification of the impact, if any, on its financial statements of applying the new requirements of SFAS No. 144.

3. **SECURITIES OWNED**

Securities owned as of December 31, 2001 consist of the following securities at fair value:

Asset backed securities	$ 588,475
Other U.S. Government bonds	1,032,413
Corporate bonds	90,313
NASDAQ warrants	13,100
Total investments	$1,724,301

4. **PROPERTY**

The components of property, net as of December 31, 2001 are as follows:

Computer equipment and software	$ 611,666
Leasehold improvements	133,963
Furniture and fixtures	383,052
Total	1,128,681
Less accumulated depreciation	440,875
Property, net	$ 687,806

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $3,252,348, which was $3,002,348 in excess of its required net capital of $250,000.

6. **RESERVE REQUIREMENTS FOR BROKERS OR DEALERS**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

7. INCOME TAXES

The components of the deferred income taxes, net as of December 31, 2001 are as follows:

Deferred income taxes:	
Compensation	$ 28,369
Accumulated depreciation	(32,902)
State taxes	21,229
Deferred income taxes, net	$ 16,696

Realization of this deferred tax asset is contingent upon future taxable earnings. The deferred tax asset is expected to be fully utilized; therefore, no valuation allowance is deemed necessary as of December 31, 2001.

8. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Credit Risk - As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Litigation - The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of loss, if any, from those actions will not have a material effect on the financial position of the Company.

9. RELATED PARTY TRANSACTION

At December 31, 2001, the Company owed $544,990 to the Parent. Such amounts are non-interest bearing and payable upon demand.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

February 8, 2002

To the Board of Directors of
Associated Securities Corp.:

In planning and performing our audit of the financial statements of Associated Securities Corp. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 8, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Deloitte & Touche LLP